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[GENETHERA]

                                                                   June 7, 2005

Mr. Jeffrey Riedler, Esq.
Mail Stop 3-09
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20548

Re:   GeneThera, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      (the "Registration Statement")
      File  No. 333-123138

Dear Mr. Riedler,

      In response to the letter of the Staff of the Securities and Exchange Commission, dated April 6, 2005, we have amended the Registration Statement captioned above to further describe the expertise and qualifications of 0711005 B.C. Ltd. We have also identified the controlling person, Joseph Fernando, of 0711005 B.C. Ltd in the Selling Shareholders section on Page 38 and in the Security Ownership of Certain Beneficial Owners and Management section on Page
33. For your reference, the description of the expertise and qualifications of 0711005 B.C. Ltd., which appears, among other places, in the Recent Developments section on Pages 1-2 is as follows (new language in bold):

            In March 2005, we entered into a consulting agreement with 0711005 B.C. Ltd (the "Marketing Consultant") pursuant to which the Marketing Consultant agreed to provide us with certain marketing and public relations services in exchange for the issuance of 1,375,000 shares of our common stock. These shares had a market value of approximately $1,430,000 on the date of issuance, which our board determined to be a reasonable amount for the marketing and public relations services to be provided by the Marketing Consultant. The shares issued to the Marketing Consultant are offered for resale in this prospectus. 0711005 BC Ltd. Marketing Group is an organization that specializes in marketing and public relations for emerging growth publicly listed companies. 0711005 BC Ltd has designed a marketing campaign specific to GeneThera that will include, but not be limited to, the presentation of investment kits to thousands of inquiring investment professionals and investors making requests for information, attendance at trade shows throughout North America and Europe to generate additional investment leads and ongoing contact with the investment community, broker luncheons in major financial centers to present and personally introduce GeneThera management to the brokerage community, provide research writers direct access to the company management allowing them the opportunity for review of the company, and provide the company with an opportunity to communicate its story to investment professionals through the print and television media. 0711005 BC Ltd. Marketing Group has performed similar marketing campaigns for the last five years with similar publicly listed companies.

      The amended Registration Statement also includes our consolidated financial statements as of and for the year ended December 31, 2004, which were included as part of our 10-KSB/A filed on June 2, 2005.

      For your convenience, we have included in the paper filing of this letter one marked copy of the amended Registration Statement marked against the initial Registration Statement filed on March 3, 2005 (other than the financial pages).

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, GeneThera, Inc. requests that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 9:30 a.m. on the morning of June 10, 2005 or as soon thereafter as practicable.

     GeneThera acknowledges that:

      o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


/s/ Steven M. Grubner
Chief Financial Officer


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